Exhibit 99.1

Susan Wang Appointed Chairwoman of Suntech’s Board of Directors

Wuxi, China — March 4, 2013 - Suntech Power Holdings Co., Ltd. (NYSE: STP), one of the world’s largest producers of solar panels, today announced that Ms. Susan Wang has been appointed chairwoman of the board of directors, effective immediately.  A director of Suntech since April, 2009, Ms. Wang replaces Dr. Zhengrong Shi, who will remain a director of Suntech.  The board thanks Dr. Shi for his contributions as chairman.

“I’m pleased to have been elected chairwoman of Suntech’s Board of Directors,” said Ms. Susan Wang. “Suntech’s board and management team are focused on resolving critical capital structure initiatives and charting Suntech’s path forward as a leading supplier of solar products.”

Ms. Wang formerly served as the Executive Vice President of Corporate Development and Chief Financial Officer for Solectron Corporation, a worldwide provider of electronics manufacturing services, where she worked from 1984 until 2002 and during which she helped to guide Solectron’s revenue growth from $40 million in 1984 to over $14 billion in 2002. Prior to Solectron, Ms. Wang held financial and managerial positions with Xerox Corporation and Westvaco Corporation.

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) produces solar products for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor inquiries, please contact:

Rory Macpherson

Investor Relations Director

Suntech Power Holdings, Co. Ltd.

Email: ir@suntech-power.com

Ph: +86 21 2416 3888 x1910